Exhibit H

                              The Southern Company

                         Proposed Notice of Proceedings

         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to an order dated March 13, 1996 (Holding Company Act Rel. No. 26489), Southern is currently authorized to issue and sell from time to time, prior to April 1, 2001, short-term and/or term-loan notes to lenders and commercial paper to dealers in an aggregate principal amount at any one time outstanding of up to $2 billion.1 At December 31, 2000, commercial paper and notes evidencing bank borrowings in an aggregate principal amount of $558,000,000 were outstanding under such authorization.2 Southern requests an extension of the authorization period to April 1, 2008.

         Southern proposes to effect borrowings from one or more banks or other lending institutions, provided that the aggregate amount of borrowings by Southern from such institutions, together with the aggregate amount of commercial paper at any time issued and outstanding, will not exceed $2 billion. Such borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven (7) years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowings and to mature in not more than seven (7) years after the date of issue. Southern proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the note to be prepaid, which premium, in the case of a note having a maturity of more than one year, would generally thereafter decline to the date of the note's final maturity.

         Borrowings from the lending institutions will be at the lender's prevailing rate offered to corporate borrowers of similar quality, which will not exceed the prime rate or (i) LIBOR plus up to 3%, or (ii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing.

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1 At September 30, 2000, the maximum aggregate principal amount of notes that may be issued pursuant to the exemption from the provisions of Section 6(a) of the Act afforded by the first sentence of Section 6(b) was $175,155,577.

2 Effective September 28, 1995, Southern established a commercial paper program with J.P. Morgan Securities, Inc., Lehman Brothers, Inc. and Morgan Stanley & Co. Incorporated, as dealers. At December 31, 2000, Southern had issued and outstanding commercial paper notes in an aggregate principal amount of $558,000,000.

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         Southern may pay a commitment fee based upon the unused portion of each lender's commitment. The total fee is determined by multiplying the unused portion of the lender's commitment by up to 1/2 of 1%. Compensating balances may be used in lieu of fees to compensate certain of the lenders.3

         Southern also proposes that its authority to issue and sell commercial paper to or through dealers from time to time be extended to April 1, 2008. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed one year, which maturities may be subject to extension to a final maturity not to exceed 390 days. Actual maturities will be determined by market conditions, the effective interest costs and Southern's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity.

         The commercial paper will be sold by Southern directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing discount rate to the issuer or at an equivalent cost if sold on an interest-bearing basis.

         Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

         Southern proposes that the proceeds of the short-term and term-loan notes and/or commercial paper for which Southern is requesting an extension of authorization be utilized to acquire the securities of associate companies in transactions that are exempt from Section 9(a)(1) of the Act pursuant to Rule 52(d), to make capital contributions or open account advances to subsidiaries in transactions that are exempt from Section 12(b) of the Act pursuant to Rule 45(b)(4), to acquire the securities of one or more "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs") or "exempt telecommunications companies" in transactions that are exempt from the application requirements of the Act pursuant to Section 32(g), Section 33(c) or Section 34(d) of the Act, as

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3 Currently, Southern has two syndicated credit facilities with 34 banks totaling commitments of $2.1 billion, as well as several uncommitted facilities.


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applicable, and/or as authorized pursuant to orders of the Commission issued in separate proceedings or as permitted under other rules of general applicability (including general corporate purposes such as repayment of indebtedness). Southern states that it will not use any portion of the proceeds from the borrowings and/or commercial paper sales for which authority is sought to be extended to make investments in subsidiaries, except in accordance with and subject to any limitations contained in the Commission's orders granting the applications in those related proceedings and/or in accordance with any applicable exemption, including Rules 45(b) and 52.

         A portion of the borrowings and commercial paper for which Southern is requesting an extension of authorization is required to enable Southern to fund possible future investments in EWGs and FUCOs, subject to any investment limitation as may be provided by the Commission, and for bridge financing for other equity investments in Southern's wholesale generation subsidiary. Southern may also use a portion of such borrowings and commercial paper to pay for environmental and other contingencies.

         Any short-term borrowings outstanding after March 31, 2008 will be retired from internal sources of cash or the proceeds of financings approved in separate filings, including but not limited to File Nos. 70-8277 and 70-8435, refinancings of EWG and FUCO indebtedness on a non-recourse basis and other distributions from EWGs and FUCOs.

         Southern requests authority to file certificates of notification under Rule 24 relating to the above-described financing transactions on a quarterly basis (within 45 days following the close of each calendar quarter).

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.






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